

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via E-mail
William Stone
Chief Executive Officer
Mandalay Digital Group, Inc.
2811 Cahuenga Boulevard West
Los Angeles, California 90068

> **Re:** **Mandalay Digital Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 3, 2014**
> **File No. 333-200695**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 30, 2014**
> **Amendment No. 1 to the Form 10-K**
> **Filed July 29, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 001-35958**

Dear Mr. Stone:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1.	Please note that you should address all issues raised in the comments below concerning Mandalay Digital Group's Form 10-K for the fiscal year ended March 31, 2014 before you request acceleration of effectiveness of this registration statement. To the extent comments issued in our concurrent review of the Form 10-K also apply to your registration statement, please revise your registration statement accordingly.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 1. Business, page 2

2.   You disclose in your risk factors, such as in the second risk factor on page 14, that you must continue to invest significant resources in research and development. Please provide in your response letter an estimate of the amount you spent during each of the last two fiscal years on research and development activities and confirm that you will provide such information in future filings or advise why such disclosure is not required. Refer to Item 101(h)(4)(x) of Regulation S-K.

3.   We note the disclosure in the last risk factor on page 9 that you derive revenues from products and services based on or incorporating brands or other intellectual property licensed from third parties. In your response letter, please briefly discuss the importance of these licenses to your business and confirm that you will provide similar disclosure in future filings. Refer to Item 101(h)(4)(vii) of Regulation S-K. Also, tell us if any content license accounted for more than 10% of your revenues during fiscal 2014 and, if so, tell us what consideration you gave to filing the license agreement as an exhibit. Refer to item 601(b)(10) of Regulation S-K.

Item 15. Exhibits and Financial Statements Schedules, page 53

4.   You do not include an accountant's consent. In this regard, you appear to have currently effective registration statements that incorporate your March 31, 2014 audited financial statements by reference. Please tell us your basis for omitting the consent.

5.   According to your disclosure on page 43, three customers each accounted for more than 10% of your revenues in fiscal 2013. Please tell us what consideration you gave to filing your agreements with these customers as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

6.   Your disclosure on page 41 of the filing states that revenues from certain carriers may not be reasonably estimated. Tell us how you account for these arrangements in your financial statements. In addition, tell us whether material adjustments have historically been made to estimated billings when actual reporting was finalized and if so, tell us your consideration for disclosing this in future filings along with your consideration for including a risk factor that discusses the risks associated with these estimated billings.

Note 8. Description of Stock Plans, page F-18

7. Please tell us your consideration for including all of the disclosures required in ASC 718-10-50-2 related to your stock options granted. In this regard, we note you disclose the assumptions used in the Black-Scholes option pricing model on page F-16 but do not quantify the assumptions used or include the method used to estimate the assumptions. We also note you do not include the weighted-average grant-date fair value for options granted during the year. Please advise.

Amendment No. 1 to Form 10-K

Item 10. Directors, Executive Officers and Corporate Governance, page 1

8. In your response letter, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Guber should serve as a director and confirm that you will provide such information in future filings. Refer to Item 401(e)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page 8

9. We note the change in your disclosure that you have determined that the company is the principal in arrangements when selling products, images or games through carriers. We also note your disclosure that you continue to recognize as revenue the amount the carrier reports as payable upon the sale of the company's products, images or games. Please clarify whether you are recording revenue on a gross or net basis based on the amounts the carriers are charging the end user. To the extent that a policy change has occurred and you are now recording the gross amount charged to the end user (as opposed to the carrier) as revenue, tell us in detail the reasons for the change in policy, when the change occurred and how you considered each of the factors presented in ASC 605-45 in determining that accounting for these fees on a gross basis is appropriate, including the specific reasons for the change from the prior policy for each factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
Ben D. Orlanski, Esq.
Manatt, Phelps & Phillips, LLP